United States
Securities and Exchange Commission
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
under the
Securities Exchange Act of 1934

For the month of June, 2011

GRUMA, S.A.B. de C.V. (GRUMA, INC.)
(Translation of Registrant's name into English)

Calzada del Valle Ote. 407
Col. Del Valle, San Pedro Garza Garcia, N.L. Mexico 66220
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X  Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ___ No  X

   If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

CONTENTS
* Press Release

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUMA, S.A.B. de C.V.

By     /s/ Raul Alonso Pelaez Cano

___________________________
Raul Alonso Pelaez Cano
Chief Executive Officer
Date: June 22, 2011

IR Contact Information ir@GRUMA.com (52)(81) 8399-3349
Monterrey, N.L., Mexico, June 22, 2011	www.gruma.com

GRUMA CONCLUDES ITS DEBT REFINANCING PROCESS,

SUBSTANTIALLY IMPROVING ITS AMORTIZATIONS'

SCHEDULE AND FINANCING COST

Monterrey, N.L., Mexico, June 22, 2011. GRUMA, S.A.B. de C.V. (''GRUMA'') (NYSE: GMK, BMV: GRUMAB) announces that it has concluded the negotiation of three long-term credit facilities, allowing the Company to structure its debt with better cost and amortization profile conditions.

Through this process, GRUMA paid in advance the credit facility it had with BANCOMEXT for Ps.3,367 million at a rate of TIIE + 6.21%.

The new credit facilities have the following conditions:

1. 7-year Syndicated Credit Facility for Ps.1,200 million with BBVA BANCOMER, S.A. as Administrative Agent, with an average life of 6.45 years at a rate of TIIE plus a spread between 137.5 and 225 basis points based on the Company's leverage ratio. Banco del Bajio, Banco Santander (Mexico) and Banco Nacional de Mexico also participated in this facility.

2. 5-year committed revolving Credit Facility for US$50 million with RABOBANK, at a rate of LIBOR plus a spread between 150 and 225 basis points based on the Company's leverage ratio.

3. 7-year Credit Facility for Ps.600 million with BANCOMEXT, with an average life of 6.45 years at a rate of TIIE plus a spread between 137.5 and 225 basis points based on the Company's leverage ratio.

Likewise, Gruma Corporation refinanced and extended its committed revolving Credit Facility to US$200 million with BANK OF AMERICA, with a maturity period of 5 years at a rate of LIBOR plus a spread between 137.5 and 200 basis points based on the Company's leverage ratio.

The foregoing will allow GRUMA to obtain savings in financial expenses for approximately US$72 million during the credit facilities' life and to have a more ample amortization profile with its first significant debt maturity occurring until 2016.

Shown below is the Pro-forma debt as of March 31, 2011 considering the new credit maturity dates:

With these new credit facilities, GRUMA's debt is now denominated approximately 80% in US dollars and 20% in Mexican pesos.

Finally, due to the execution of these new credit facilities, GRUMA has, on a consolidated basis, available committed lines of credit for US$165 million (US$75 million that are still available from the revolving part of the syndicated credit facility with BBVA BANCOMER announced on March 23, 2011 and US$90 million that are still available from the revolving part of the new US$200 million credit facility with BANK OF AMERICA).

About GRUMA
GRUMA is one of the world's leading tortilla and corn flour producers. GRUMA was founded in 1949 and is engaged primarily in the production, marketing, distribution, and sale of tortillas, corn flour, and wheat flour. With leading brands in most of its markets, GRUMA has operations in the United States, Mexico, Venezuela, Central America, Europe, Asia, and Australia and exports to 105 countries worldwide. GRUMA is headquartered in Monterrey, Mexico, and has approximately 20,000 employees and 95 plants. In 2010, GRUMA had net sales of US$3.8 billion, of which 67% came from non-Mexican operations.